THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

May 24, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	HDS International Corp.
Letter dated April 6, 2012
Amendment No. 1 to Form 8-K
Filed February 9, 2012
File No. 000-53949

Dear Mr. Gilmore:

Please be advised that HDS International Corp. (the “Company”), based on the advice of its accountant, auditor and other advisors, concluded that audited financial statements and pro forma financial statements are not required pursuant to Rules 8-04 and 8-05 of Regulation S-X in connection with the transaction with HOEL (not acquisition of HOEL) because the Company determined the transaction with HOEL constituted a purchase of assets rather than a business combination under FAS 141.

Please see Appendix A hereto for a thorough and detailed analysis by the Company using the steps identified in EITF 98-3 to support the conclusion that the transaction with HOEL constituted a purchase of assets rather than a business combination under FAS 141.

Accordingly, the Company has determined to file no additional amendment to Amendment No. 1 (Filed February 9, 2012) to Form 8-K (filed August 17, 2011) with the SEC on EDGAR.

Furthermore, the Company did consider if the transaction constituted and should be recorded as a reverse recapitalization, but determined this was not applicable.

As requested, a statement signed by management is also enclosed.

Thank you for your cooperation and patience.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc:  HDS International Corp.